   SECOND SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH, DATED AUGUST 10, 1998
                          PMA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               ALLIEDSIGNAL INC.
                                HAS AMENDED ITS
                           OFFER TO PURCHASE FOR CASH
             AND IS NOW OFFERING TO PURCHASE UP TO AN AGGREGATE OF
                       20,000,000 SHARES OF COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                       OF
                                AMP INCORPORATED
                                       AT
                      $44.50 NET PER SHARE OF COMMON STOCK

------------------------------------------------------------------------------
     THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED. THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 2, 1998, UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------------

                                   IMPORTANT

     BECAUSE THE OFFER, AS AMENDED, CONTEMPLATES THE PURCHASE OF UP TO AN AGGREGATE OF 20,000,000 SHARES (APPROXIMATELY 9.1% OF THE NUMBER OF OUTSTANDING SHARES AS REPORTED IN THE COMPANY 1998 SECOND QUARTER 10-Q), OFFEROR BELIEVES THAT THE AMENDED BUSINESS COMBINATION CONDITION, THE AMENDED CONTROL SHARE CONDITION AND THE AMENDED RIGHTS CONDITION (EACH AS DEFINED IN THE FIRST SUPPLEMENT) WILL BE SATISFIED FOR PURPOSES OF THE OFFER. THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE HSR CONDITION OR THE MINIMUM CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE). SEE SECTION 8 OF THE FIRST SUPPLEMENT AND
SECTION 7 OF THIS SECOND SUPPLEMENT.
                            ------------------------
                                   IMPORTANT

     Any shareholder desiring to tender Shares (and, if applicable, Rights) should either (1) complete and sign the revised Letter of Transmittal delivered herewith or one of the Letters of Transmittal previously delivered by Parent and Offeror (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, including any required signature guarantees, and mail or deliver one of the Letters of Transmittal (or a facsimile thereof) with the certificates for the tendered Shares and all other required documents to the Depositary or tender Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein), or (2) request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered. Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of a Share.

     TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES AFTER SEPTEMBER 14, 1998.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED. SHAREHOLDERS WHO HAVE TENDERED SHARES ON OR PRIOR TO SEPTEMBER 11, 1998 PURSUANT TO GUARANTEED DELIVERY PROCEDURES SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE SECTION 3 OF THE OFFER TO PURCHASE.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. Additional copies of the Offer to Purchase, the First Supplement, the Letters of Transmittal and other related materials may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                            ------------------------
                     The Dealer Managers for the Offer are:

LAZARD FRERES & CO. LLC                                     GOLDMAN, SACHS & CO.
------------

SEPTEMBER 21, 1998
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

                               TABLE OF CONTENTS

                                                                                                              PAGE
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
INTRODUCTION...............................................................................................     1
   1. Terms of the Offer; Proration; Expiration Date.......................................................     3
   2. Procedures for Tendering Shares......................................................................     3
   3. Price Range of Common Stock; Dividends...............................................................     4
   4. Source and Amount of Funds...........................................................................     4
   5. Background of the Offer; Contacts with the Company...................................................     5
   6. Purposes of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations.........     5
   7. Conditions of the Offer..............................................................................     5
   8. Certain Legal Matters; Regulatory Approvals; Certain Litigation......................................     6
   Annex 1.................................................................................................   A-1

                                       i
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To: All Holders of Common Stock of AMP Incorporated.

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated August 10, 1998 (the 'Offer to Purchase'), as amended by the First Supplement, dated September 14, 1998 (the 'First Supplement'), of PMA Acquisition Corporation ('Offeror'), a Delaware corporation and a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ('Parent'), pursuant to which Offeror is offering to purchase shares of common stock, without par value (the 'Shares'), of AMP Incorporated, a Pennsylvania corporation (the 'Company'), including the associated Common Stock Purchase Rights (the 'Rights'), issued pursuant to the Rights Agreement, dated as of October 25, 1989, as amended, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the 'Rights Agreement'). Unless the context otherwise requires, all references to Shares include the associated Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

     On September 14, 1998 Parent and Offeror amended the Offer to Purchase to reduce the number of Shares to be purchased to 40,000,000, approximately the maximum number of Shares (based on the number of Shares outstanding as reported in the Company 1998 Second Quarter 10-Q) that Offeror could acquire without becoming an 'Acquiring Person' under the Rights Agreement.

     At a meeting held on September 17, 1998, the Company Board approved Amendment No. 4 to the Rights Agreement which amends the definition of the term 'Acquiring Person' to reduce from 20% to 10% the Share ownership threshold at which a person who has made an unsolicited acquisition proposal may become an Acquiring Person and thereby trigger a number of the provisions of the Rights Agreement. Amendment No. 4 also contains a provision (the 'Shareholder Rights Proposal Nullification Provision') that provides that the Rights Agreement will not be amendable, the Rights will not be redeemable and the Company Board will not be entitled to exercise certain discretionary authority otherwise available or take certain other actions, upon the adoption of a By-law intended to limit the authority of the Company Board and/or confer authority on any person other than the Company Board to take action with respect to the Rights Agreement and the Rights issued thereunder. Parent's Shareholder Rights Proposal, if approved by the Company's shareholders, would adopt such a By-law. Amendment No. 4 does not become effective until September 24, 1998. Once effective, Amendment No. 4 applies to all actions which have occurred on or after September 17, 1998 (the date of the amendment).

     Parent and Offeror believe that the Shareholder Rights Proposal Nullification Provision is illegal and unenforceable and is seeking judicial declaratory relief to this effect. See Section 8 of this Second Supplement.

     In order to avoid triggering the Rights under the Rights Agreement, as amended by the September 17 amendment, Offeror is now offering to purchase up to an aggregate of 20,000,000 Shares at $44.50 per Share, net to the seller in cash, without interest (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by the First Supplement and this Second Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the 'Offer').

     BECAUSE THE OFFER, AS AMENDED, CONTEMPLATES THE PURCHASE OF UP TO AN AGGREGATE OF 20,000,000 SHARES (APPROXIMATELY 9.1% OF THE NUMBER OF OUTSTANDING SHARES AS REPORTED IN THE COMPANY 1998 SECOND QUARTER 10-Q), OFFEROR BELIEVES THAT THE AMENDED BUSINESS COMBINATION CONDITION, THE AMENDED CONTROL SHARE CONDITION AND THE AMENDED RIGHTS CONDITION WILL BE SATISFIED FOR PURPOSES OF THE OFFER. THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE HSR CONDITION OR THE MINIMUM CONDITION. SEE SECTION 8 OF THE FIRST SUPPLEMENT AND SECTION 7 OF THIS SECOND SUPPLEMENT.

                                       1
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
     If Offeror becomes aware that the purchase of 20,000,000 Shares would constitute the purchase of 10% or more of the outstanding Shares or if any other event occurs that would result in Offeror being the beneficial owner of 10% or more of the outstanding Shares, Offeror intends to take that action (if any) it deems appropriate or advisable, including selling Shares (whether 'short' or otherwise) in the market or tendering into any competing tender offer, so that Offeror will not be an 'Acquiring Person' under the Rights Agreement. Similarly, if Offeror becomes aware that the purchase of 20,000,000 Shares would constitute the purchase of 20% or more of the outstanding Shares or if any other event occurs that would result in Offeror being the beneficial owner of 20% or more of the outstanding Shares, Offeror intends to take that action (if any) it deems appropriate or advisable, including selling Shares (whether 'short' or otherwise) in the market or tendering into any competing tender offer, so that Offeror will not trigger the applicability of the Control Share Acquisition Statute, the Business Combination Statute, or Subchapters E or I of Chapter 25 of the Pennsylvania Business Corporation Law (the 'PBCL').

     On September 14, 1998, Parent filed with the Commission a revised preliminary Consent Statement (the 'Amended Consent Solicitation') pursuant to which it is soliciting the consent of holders of Shares to two sets of proposals (the 'Proposals'). The first proposal, the 'Shareholder Rights Proposal,' if approved by the Company's shareholders, would remove from the Company Board all powers with respect to the Rights Agreement and would vest those powers in three individuals, the Rights Agreement Managing Agents. The Rights Agreement Managing Agents will cause the Rights Agreement to be amended in a number of respects, including making it inapplicable (i) to any tender or exchange offer (including the Second Offer, as defined herein) if, as a result of that offer, the offeror and its affiliates would be the beneficial owners of a majority of the outstanding Shares and (ii) to any merger (including the Proposed Merger, as defined herein) if the merger either does not require shareholder approval or is approved by the requisite vote of the Company's shareholders. The Rights Agreement Managing Agents will also cause the Rights Agreement to be amended to make the Rights redeemable and to make other changes to facilitate an acquisition of the Company by any person (including Parent). Parent believes that the Shareholder Rights Proposal Nullification Provision is illegal and unenforceable and is seeking judicial declaratory relief to this effect. See
Section 8 of this Second Supplement. Accordingly, Parent and Offeror intend to continue to solicit consents to the Shareholder Rights Proposal.

     Parent's second set of proposals, the 'Nominee Election Proposals,' if approved by the Company's shareholders, would result in the Nominees becoming a majority of the Company Board. The Nominees, if elected, intend, subject to their fiduciary duties as directors of the Company, to cause the Company to enter into an agreement providing for a merger or similar business combination (a 'Proposed Merger') with Parent providing for payment to the Company's shareholders of $44.50 per Share in cash. The Proposed Merger would be subject to the approval of at least 66 2/3% of the votes cast by all of the shareholders of the Company entitled to vote, unless Parent shall have previously acquired 80% or more of the outstanding Shares pursuant to the Offer and the Second Offer or otherwise. The Nominees also intend to take whatever other actions are appropriate, subject to fulfillment of their fiduciary duties as directors of the Company, to facilitate the Second Offer, including approving the Second Offer and the Proposed Merger under the Business Combination Statute.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN CONSENTS FROM THE COMPANY'S SHAREHOLDERS. ANY SOLICITATION OF PROXIES OR WRITTEN CONSENTS WHICH PARENT OR OFFEROR MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE 'EXCHANGE ACT').

     FOLLOWING OFFEROR'S ACCEPTANCE FOR PAYMENT OF SHARES IN THE OFFER, OFFEROR INTENDS PROMPTLY TO COMMENCE ANOTHER TENDER OFFER (THE 'SECOND OFFER') TO PURCHASE ALL OUTSTANDING SHARES NOT OWNED BY OFFEROR AT A PRICE OF $44.50 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST, UPON ESSENTIALLY THE SAME TERMS AND SUBJECT TO THE SAME CONDITIONS SET FORTH IN THE OFFER TO PURCHASE IN ORDER TO ACQUIRE CONTROL OF, AND THE ENTIRE EQUITY INTEREST IN, THE COMPANY. HOWEVER, DEPENDING ON CIRCUMSTANCES PREVAILING AT THE TIME OF THE SECOND OFFER, INCLUDING THEN PREVAILING INTEREST RATES, STOCK MARKET, FINANCIAL AND OTHER ECONOMIC CONDITIONS AND THE COMPANY'S BUSINESS AND FINANCIAL CONDITION, INCLUDING

ANY FINANCIAL ENGINEERING UNDERTAKEN BY THE COMPANY, THE PRICE PER SHARE IN THAT OFFER COULD BE HIGHER OR LOWER AND THE OTHER TERMS AND CONDITIONS OF THE SECOND OFFER MAY BE AMENDED. SHARES ACCEPTED FOR PAYMENT UNDER THE OFFER WILL NOT RECEIVE ANY HIGHER PRICE THAT MAY BE AVAILABLE IN THE SECOND OFFER (OR OTHERWISE).

     This Second Supplement should be read in conjunction with the Offer to Purchase as amended and supplemented by the First Supplement. Except as set forth in this Second Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase as amended and supplemented by the First Supplement and the Letters of Transmittal mailed with the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer. Terms used but not defined in this Second Supplement have the meanings set forth in the original Offer to Purchase as amended and supplemented by the First Supplement.

     Based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the 'Company 1998 Second Quarter 10-Q'), as of July 27, 1998, 218,601,033 Shares were issued and outstanding. Accordingly, Parent believes that the 20,000,000 Shares for which the Offer is being made should constitute less than 10% of the outstanding Shares, which Offeror believes is less than the number of Shares that Offeror can purchase without becoming an 'Acquiring Person' under the Rights Agreement as amended by the Company on September 17, 1998.

     THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THIS SECOND SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for up to an aggregate of 20,000,000 Shares that are validly tendered prior to the Expiration Date (as defined herein) and not properly withdrawn in accordance with Section 4 of the Offer to Purchase. The term 'Expiration Date' means 12:00 Midnight, New York City time, on October 2, 1998 unless and until Offeror, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term 'Expiration Date' will mean the latest time and date at which the Offer, as so extended by Offeror, will expire.

     THE OFFER IS CONDITIONED UPON SATISFACTION OF THE CONDITIONS SET FORTH IN
SECTION 8 OF THE FIRST SUPPLEMENT AND SECTION 7 OF THIS SECOND SUPPLEMENT.

     OFFEROR RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION) TO AMEND OR WAIVE ANY TERMS AND CONDITIONS OF THE OFFER.

     If more than 20,000,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Offeror will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 20,000,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Offeror would not expect to be able to announce the final results of proration or pay for Shares until at least three days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and also may be able to obtain such preliminary information from their brokers.

     2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 3 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SEE SECTION 3 OF THE OFFER TO

                                       3
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

PURCHASE. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES AFTER SEPTEMBER 14, 1998.

     The revised Letter of Transmittal distributed with this Second Supplement may be used to tender Shares. Tendering shareholders also may continue to use the Letters of Transmittal previously delivered with the Offer to Purchase and the First Supplement to tender Shares. HOWEVER, THE PROVISIONS IN THE LETTER OF TRANSMITTAL DISTRIBUTED WITH THE OFFER TO PURCHASE RELATING TO GUARANTEED DELIVERY WILL NO LONGER BE APPLICABLE TO THE OFFER. By tendering Shares pursuant to the revised Letter of Transmittal or the Letters of Transmittal previously delivered, tendering shareholders will be deemed to represent and warrant to Parent and Offeror that the tender of Shares complies with Rule 14e-4 under the Exchange Act.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED. SHAREHOLDERS WHO HAVE TENDERED SHARES ON OR PRIOR TO SEPTEMBER 11, 1998 PURSUANT TO GUARANTEED DELIVERY PROCEDURES SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE SECTION 3 OF THE OFFER TO PURCHASE.

     By executing the Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Offeror as the shareholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the appropriate Letter of Transmittal, to the full extent of the shareholder's right with respect to the Shares (or, if applicable, Rights) tendered by that shareholder and accepted for payment by Offeror (and any and all other Shares or other securities or rights issued or issuable in respect of these Shares on or after August 10, 1998). All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of Shares by Offeror in accordance with the terms of the Offer. Upon acceptance for payment, all prior proxies, other than any consents in favor of proposals set forth in the Consent Solicitation, given by the shareholder with respect to these Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consents executed by the shareholder (and, if given or executed, will not be deemed effective) with respect to these Shares. The designees of Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of the shareholder as they, in their sole judgment, deem proper in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, or by written consent in lieu of any meeting or otherwise. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Offeror's payment for the Shares, Offeror or its designee must be able to exercise full voting and other rights with respect to the Shares and the other securities or rights issued or issuable in respect of the Shares, including the voting of Common Stock at any shareholders meeting (whether annual or special or whether or not adjourned) or written consents in lieu of any meeting or otherwise.

     OFFEROR INTENDS TO VOTE ALL SHARES ACQUIRED IN THE OFFER IN FAVOR OF THE PROPOSALS.

     3. PRICE RANGE OF COMMON STOCK; DIVIDENDS. The discussion set forth in
Section 6 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     On September 18, 1998, the last full trading day before AlliedSignal's public announcement of its intention to amend the Offer, the last reported closing price of the Shares on the NYSE was $40 13/16. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     4. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     Offeror estimates that the total amount of funds now required to acquire Shares pursuant to the Offer and the Second Offer and to pay all related costs and expenses, will be approximately $10.1 billion, of which approximately $1.0 billion will be required to consummate the Offer and to pay related

                                       4
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costs and expenses. Parent anticipates borrowing up to approximately $1.0 billion by issuing commercial paper and/or engaging in either short, medium and possibly long-term borrowings, or a combination thereof, in the bank, private and public debt market to finance the acquisition of the Shares pursuant to the Offer and to pay the related costs and expenses.

     5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     On September 18, 1998, the Company filed with the Commission an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, which reflected the conclusion of the Company Board that Offeror's offer for 40,000,000 Shares was not in the best interests of the Company and its relevant constituencies and recommended to Company shareholders that they reject that offer.

     According to the Company's September 18, 1998 amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, in response to Offeror's offer for 40,000,000 Shares and to Parent's stated intention to seek shareholder consents to the Shareholder Rights Proposal, the Company Board approved, at a meeting held on September 17, 1998, Amendment No. 4 to the Rights Agreement, previously described.

     Parent and Offeror believe that the Shareholder Rights Proposal Nullification Provision is invalid and unenforceable because it unlawfully interferes with the rights of shareholders to exercise their fundamental voting rights and unlawfully deprives shareholders of their rights under the PBCL and the Company's articles of incorporation to limit the authority of the Company Board. Parent is amending the AlliedSignal Complaint to seek a declaration that the Shareholder Rights Proposal Nullification Provision is invalid and unenforceable. See Section 8 of this Second Supplement.

     6. PURPOSES OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     The purposes of the Offer are for Parent, through Offeror, to acquire a significant equity interest in the Company as the first step toward a business combination of Parent and the Company and to obtain a significant vote for purposes of the Amended Consent Solicitation. Following Offeror's acceptance for payment of Shares in the Offer, Purchaser intends to commence the Second Offer to acquire control of, and the entire equity interest in, the Company. The Second Offer will be subject to essentially the same terms and conditions set forth in the Offer to Purchase, including the Minimum Condition, the Business Combination Condition, the Control Share Condition and the Rights Condition (each as defined in the Offer to Purchase). However, depending on circumstances prevailing at the time of the Second Offer, including then prevailing interest rates, stock market, financial and other economic conditions and the Company's business and financial condition, including any financial engineering undertaken by the Company, the price per Share in that offer could be higher or lower and the other terms and conditions of the Second Offer may be amended. Shares accepted for payment under the Offer will not receive any higher price that may be available in the Second Offer (or otherwise).

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN CONSENTS FROM THE COMPANY'S SHAREHOLDERS. ANY SOLICITATION OF PROXIES OR WRITTEN CONSENTS WHICH PARENT OR OFFEROR UNDERTAKES WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

     7. CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     Parent and Purchaser will not assert the condition to the Offer set forth in paragraph (a) of Section 8 of the First Supplement as a result of the filing on August 21, 1998 of the Company Action, but reserve the right to assert that condition with respect to future developments with respect to the Company Action. See Section 9 of the First Supplement.

                                       5
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     Parent and Purchaser do not presently intend to assert the condition to the
Offer set forth in clause (iii) of paragraph (h) of Section 8 of the First Supplement as a result of Amendment No. 4 to the Rights Agreement adopted by the Company on September 17, 1998 but reserve the right to assert that condition if the Shareholder Rights Proposal Nullification Provision is not invalidated or is not otherwise inapplicable to the Shareholder Rights Proposal.

     In addition, Offeror hereby amends Section 8 of the First Supplement to replace all references to 'sole judgment' and 'sole discretion' of Offeror as related to the conditions of the Offer with references to 'reasonable judgment' and 'reasonable discretion' of Offeror and to delete the last paragraph thereof.
Section 8 of the First Supplement, as so amended, is set forth in its entirety as Annex I to this Second Supplement.

     8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase, as amended and supplemented by the First Supplement, is hereby amended and supplemented as follows:

     CERTAIN LITIGATION. On September 14, 1998, Parent filed its motion for (1) partial summary judgment on its claim for a declaratory judgment in the Amended Complaint that the Nonredemption Provision is ultra vires and invalid, or, in the alternative, a preliminary injunction restraining enforcement of the Nonredemption Provision; and (2) a preliminary injunction prohibiting the Company Board from amending the Company By-laws or Rights Agreement or taking any other action that would, as a practical matter, make the shareholder vote on the Amended Consent Solicitation meaningless. The motion is scheduled to be heard on September 28, 1998.

     On September 18, 1998, in the Company Action, Parent filed a cross-motion for partial summary judgment to dismiss the Company's claim that Parent's consent solicitation is unlawful. The hearings on the Company's motion for partial summary judgment and Parent's cross-motion are also scheduled to be heard on September 28, 1998.

     Parent is requesting leave to file a Second Amended Complaint in the action it brought against the Company (the 'AlliedSignal Action'). In addition to the relief sought in the Amended Complaint, which was filed on September 16, 1998, the Second Amended Complaint will seek declaratory and injunctive relief with respect to the Company's Fourth Amendment of the Rights Agreement. Parent is filing a supplemental motion to obtain that relief and has requested that the supplemental motion also be heard on September 28, 1998.

                                          PMA ACQUISITION CORPORATION
September 21, 1998                        ALLIEDSIGNAL INC.

                                       6
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                                    ANNEX I

     CONDITIONS OF THE OFFER. Notwithstanding any other terms of the Offer, and in addition to (and not in limitation of) Offeror's rights to extend and amend the Offer at any time in its sole discretion, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if Offeror, in its reasonable discretion, determines (1) at or prior to the expiration of the Offer (i) the Rights have not been redeemed by the Company Board or Offeror is not satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer (the 'Amended Rights Condition'); (ii) the acquisition of Shares pursuant to the Offer has not been approved pursuant to Chapter 25, Subchapter F of the PBCL (the 'Business Combination Statute') or Offeror is not satisfied that the Business Combination Statute is invalid or otherwise inapplicable to the Offer (the 'Amended Business Combination Condition'); or (iii) Offeror has not been accorded the right to vote the Shares acquired by it pursuant to the Offer under Chapter 25, Subchapter G of the PBCL (the 'Control Share Statute') or Offeror is not satisfied that the Control Share Statute is invalid or otherwise inapplicable to the Offeror (the 'Amended Control Share Statute') or (2) at any time after July 30, 1998 and prior to the expiration of the Offer, any of the following events shall occur:

          (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court or governmental regulatory or administrative agency, authority, tribunal or commission, domestic or foreign, by any government or governmental authority or agency or commission, domestic or foreign, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge or make illegal the acquisition by Parent or Offeror (or any affiliate thereof) of the Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Offer, consummation of the transactions contemplated by the Offer or any other subsequent business combination, restrains, prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Offeror or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Offeror's ownership or operation of all or any portion of their or the Company's business or assets (including, without limitation, the business or assets of their respective affiliates and subsidiaries) or compels or seeks to compel Parent or Offeror to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries or imposes or seeks to impose any limitation on the ability of Parent, Offeror or any affiliate of either of them to conduct its own business or own the assets as a result of the transactions contemplated by the Offer or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, the Shares pursuant to the Offer illegal or results in a delay in, or restricts, the ability of Parent or Offeror, or renders Parent or Offeror unable, to accept for payment, purchase or pay for some or all of the Shares or to consummate the Offer, (iv) imposes or seeks to impose limitations on the ability of Parent or Offeror or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company, (v) in the reasonable judgment of Parent or Offeror, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Offeror, or any of their respective affiliates or subsidiaries, (vi) in the reasonable judgment of Parent or Offeror, might result in a diminution in the value of the Shares or the benefits expected to be derived by Parent or Offeror as a result of the transactions contemplated by the Offer, (vii) in the reasonable judgment of Parent or Offeror, imposes or seeks to impose any material condition to the Offer unacceptable to Parent or Offeror or
     (viii) otherwise directly or indirectly relates to the Offer or any other business combination with the Company;

                                      A-1
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
          (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to (i) Parent, Offeror or any other affiliate of Parent or (ii) the Offer or other subsequent business combination between Parent or Offeror (or any affiliate thereof) and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the reasonable judgment of Parent or Offeror, might, in each case, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above;

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the reasonable judgment of Parent or Offeror, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Offeror shall have become aware of any fact which, in the reasonable judgment of Parent or Offeror, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Parent, Offeror or any other affiliate thereof;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of Offeror, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or material change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the reasonable judgment of Offeror, might affect, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed conflict or hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) other than the redemption of the Rights at the Redemption Price (as defined in Section 8 of the Offer to Purchase), the Company shall have
     (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on July 30, 1998 in accordance with their terms as disclosed on that date of the Shares or securities convertible into shares or any rights, warrants or options to acquire shares or convertible securities or any other securities of the Company) or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on July 30, 1998, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Shares or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on Shares (other than regular quarterly dividends on the Shares not in excess of $0.27 per Share, and with record and payment dates, in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Shares whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder

                                      A-2
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
     thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention, to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Shares or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any consolidation, liquidation, dissolution, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any transaction previously authorized, recommended, proposed or publicly announced, (ix) after September 10, 1998, transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of ERISA) of the Company, or Parent or Offeror shall have become aware of any action which was not previously disclosed in publicly available filings, (xi) except as contemplated by the Offer, amended or proposed or authorized any amendment to its articles of incorporation or bylaws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the reasonable judgment of Parent or Offeror could, individually or in the aggregate, adversely affect the value of the Shares to Parent or Offeror or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Offeror shall have learned about any action which has not previously been publicly disclosed by the Company and also set forth in filings with the Commission;

          (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Offeror shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or 'group' (within the meaning of
     Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity or group which, before the date of this Offer to Purchase, had filed such a Schedule with the Commission, has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Act or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

          (g) the Company and Parent or Offeror shall have reached an agreement or understanding that the Offer be terminated or amended or Parent or Offeror (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination;

                                      A-3
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
          (h) Parent or Offeror shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company of any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer, (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of Offeror or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or any other business combination or the acquisition of control of the Company) or (iii) other than amendments publicly announced by the Company prior to September 10, 1998, the Rights Agreement shall have been amended in any material respect; or

          (i) Parent or Offeror shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which in its judgment is necessary to consummate the Offer, which, in the reasonable judgment of Parent or Offeror in any case, and regardless of the circumstances (including any action or inaction by Parent or Offeror or any of their affiliates) giving rise to any condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and Offeror and may be asserted by Parent and Offeror in their reasonable discretion regardless of the circumstances giving rise to any conditions or may be waived by Parent or Offeror in their reasonable discretion in whole or in part at any time and from time to time. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Offeror concerning any condition or event described in Section 14, as amended, shall be final and binding upon all parties.

                                      A-4
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
     Facsimile copies of the Letters of Transmittal, properly completed and duly executed, will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

                                                  By Facsimile:                  By Hand/Overnight Courier:
                                        (For Eligible Institutions Only)        Tender & Exchange Department
                                                 (212) 815-6213                      101 Barclay Street
                                                                                 Receive and Deliver Window
                                              Confirm by telephone:                 New York, N.Y. 10286
               By Mail:                          1-800-507-9357
     Tender & Exchange Department
            P.O. Box 11248
         Church Street Station
       New York, N.Y. 10286-1248

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers, at their respective addresses and telephone numbers set forth below. Additional copies of this Second Supplement, the First Supplement, the Offer to Purchase, the Letters of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.

                                445 Park Avenue
                                   5th Floor
                            New York, New York 10022
                            Toll Free (800) 566-9061
                    Banks and Brokerage Firms, please call:
                                 (800) 662-5200

                     The Dealer Managers for the Offer are:

                LAZARD FRERES & CO. LLC                                   GOLDMAN, SACHS & CO.
                 30 Rockefeller Plaza                                        85 Broad Street
               New York, New York 10020                                 New York, New York 10004
             (212) 632-6717 (call collect)                                   (800) 323-5678




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